UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

B.O.S. Better Online Solutions Ltd.
(Name of Issuer)

Ordinary Shares, Par Value NIS 4.00 per share
(Title of Class of Securities)

M20115107
(CUSIP Number)

Dana Livneh-Zemer, Adv.
Yoram L. Cohen, Ashlagi, Fisher, Ashel
2 Weitzman Street, Tel-Aviv 64239, Israel
972-3-6931900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 3, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. M20115107

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Touareg Consulting Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 541,150
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 541,150
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 541,150
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.07%
14	TYPE OF REPORTING PERSON* CO

SCHEDULE 13D

CUSIP No. M20115107

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Dan Kleinerman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not applicable (Indirect holdings)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ISRAEL
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 541,150
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 541,150
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 541,150
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.07%
14	TYPE OF REPORTING PERSON* IN

Item 1.	Security and Issuer.

        This statement on Schedule 13D relates to the ordinary shares (the "Shares"), par value NIS 4.00 per share, of B.O.S. Better Online Solutions Ltd. ("BOS").

        The address of BOS’ principal executive offices is Beit Rabin, Teradyon Industrial Park, Misgav, 20179, Israel.

        The Issuer develops and markets innovative product that improve enterprise communications and operations. Its activities are focused in three domains: communication products, connectivity products and software utilities.

Item2.	Identity and Background.

        This Schedule 13D is being filed on behalf of (a) Touareg Consulting Ltd.; and (b) Dan Kleinerman (collectively, the “Reporting Persons”).

        Set forth below is certain information with respect to each of the Reporting Persons and each of the officers and directors of Toureg Consulting Ltd.

        (A) The Reporting Persons.

        Touareg Consulting Ltd. Touareg is a privately held holding company, incorporated under the laws of the British Virgin Islands. Its principal place of business is located at Omar Hodge Building, Wickhams Cay 1, Road Town, Tartola, British Virgin Islands.

        All of Touareg’s shares are held by Dan Kleinerman, together with his wife Moriah Kleinerman Steingart.

        Dan Kleinerman. Dan Kleinerman is a citizen of the State of Israel, and his business address is c/o Touareg Consulting Ltd., at Omar Hodge Building, Wickhams Cay 1, Road Town, Tartola, British Virgin Islands. Mr. Kleinerman holds 100% of the voting rights of Touareg and serves as joint director in Touareg, together with his wife, Moriah Kleinerman Steingart).

        During the last five years, none of the Reporting Persons have, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he, she or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws, or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

        With respect to the Shares directly held by Touareg (see Item 5 below), Touareg has used its working capital to purchase the Shares. For the amount of funds and description of the transactions effected during the past sixty days, see Schedule I attached hereto.

Item 4.	Purpose of Transaction.

        The transactions reported herein in Schedule I were consummated for investment purposes.

        Depending upon market conditions and other factors, the Reporting Persons may acquire additional Shares in the future, through additional equity financing transactions, or through open market or privately negotiated transactions, or effect other transactions which could result in any of the actions specified in clauses (a) through (j) of Item 4 of the Instructions to Schedule 13D.

        Except as set forth above and below, none of the Reporting Persons has formulated any plans or proposals as a result of ownership which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of the Instructions to Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

        (a) As of the date of this Schedule 13D, there are 6,702,534 Shares outstanding. The table below sets forth the number and percentage of Shares which each Reporting Person may be deemed to beneficially own:

Beneficial Owner	Number of Shares	Percentage of Outstanding Shares

Touareg Consulting Ltd.	541,150	8.07%
Dan Kleinerman	541,150	8.07%

        (b) (1) Touareg holds 541,150 Shares directly of BOS.

The voting and dispositive power with respect to these Shares is reported as a shared power due to the attribution of these holdings to Mr. Kleinerman as described below.

(2) Mr. Kleinerman does not hold any Shares directly. However, he may be deemed the beneficial owner of all Shares beneficially owned by Touareg by virtue of his direct and indirect holdings of Touareg shares (see Item 2).

(c) Except as set forth in Schedule I below, the Reporting Persons have not effected any transactions in the Shares during the past sixty days.

(d) Except as stated above, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sales of, the Shares beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

        There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and/or between the Reporting Persons and any person with respect to any securities of BOS, including but not limited to transfer or voting of any of the securities of BOS, finders’ fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

        The following materials are filed as exhibits to this Schedule 13D:

(A) Joint Filing Agreement by and between Touareg Consulting Ltd. and Dan Kleinerman.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 12, 2006

DAN KLEINERMAN

[signature]

TOUAREG CONSULTING LTD. By: /s/ Dan Kleinerman —————————————— Dan Kleinerman Director

Schedule I

SCHEDULE OF ACQUISITIONS

Date	Amount	Type of Security	Price per Share	Transaction Type

May 10, 2006	500	Ordinary Shares	$ 2.6	Public market
May 11, 2006	13,536	Ordinary Shares	$ 2.6	Public market
May 12, 2006	14,446	Ordinary Shares	$ 2.6	Public market
May 15, 2006	18,177	Ordinary Shares	$ 2.6	Public market
May 16, 2006	5,870	Ordinary Shares	$ 2.6	Public market
May 17, 2006	25,780	Ordinary Shares	$ 2.6	Public market
May 26, 2006	5,000	Ordinary Shares	$ 2.7	Public market
May 28, 2006	1,030	Ordinary Shares	$ 2.66	Public market
June 7, 2006	2,700	Ordinary Shares	$ 2.65	Public market
June 8, 2006	10,000	Ordinary Shares	$ 2.625	Public market
June 16, 2006	2,000	Ordinary Shares	$ 2.62	Public market
June 29, 2006	15,000	Ordinary Shares	$ 2.64	Public market
July 3, 2006	285,000	Ordinary Shares	$ 2.60	Privately negotiated
July 10, 2006	128,228	Ordinary Shares	$ 2.81	Public market

Exhibit A

Joint Filing Agreement

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to ordinary shares, par value NIS 4.00 per share, of B.O.S. Better Online Solutions Ltd., and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned hereby execute this Joint Filing Agreement this 12th day of July, 2006.

DAN KLEINERMAN

[signature]

TOUAREG CONSULTING LTD. By: /s/ Dan Kleinerman —————————————— Dan Kleinerman Director